Exhibit 99.1

Eco Wave Power Commences Infrastructure Enhancements for Portugal Wave Energy Project

Porto, Portugal – February 27, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) ("Eco Wave Power" or the "Company"), a leader in onshore wave energy technology, is pleased to announce the initiation of critical infrastructure enhancements at its pioneering wave energy project in Porto, Portugal, where the Company is implementing its first 1MW project.

The Porto project, Eco Wave Power's first MW-scale wave energy venture in Portugal which is expected to be finalized during 2026, aims to harness ocean wave energy to generate sustainable electricity. Central to this initiative is the transformation of "The Gallery," an existing breakwater tunnel, into a state-of-the-art facility housing the Company's innovative wave energy conversion equipment. Upon completion, "The Gallery" will also feature an underwater wave energy museum and education centre, offering visitors an immersive experience into the world of renewable energy.

To prepare "The Gallery" for equipment installation and public engagement, Eco Wave Power is undertaking the following key activities:

●	Sand and Debris Removal: Clearing accumulated materials to ensure a clean and safe environment for both equipment and visitors.

●	Structural Reinforcements: Replacing doors and windows to enhance the integrity and security of the facility.

●	Waterproofing Measures: Sealing points of water ingress to maintain optimal operational conditions.

Following the completion of the infrastructure enhancements, Eco Wave Power will advance to the next phase of the project, which includes the production and deployment of its proprietary wave energy technology. The project aims to support Portugal’s renewable energy strategy, which targets 85% renewable electricity generation by 2030, while also serving as a model for global expansion.

To support the execution of the Portugal project, Eco Wave Power recently appointed Juan José Gómez as Power Station Manager. With extensive experience in renewable energy operations, Mr. Gómez will oversee the day-to-day implementation and ensure alignment with the project's technical and operational goals. In parallel, Eco Wave Power has engaged MOQ Engineering, a renowned Portuguese engineering firm, to perform the final design and load calculations for the project. MOQ brings extensive expertise in structural and civil engineering solutions, employing advanced technologies such as Building Information Modelling (BIM) and parametric design to ensure the highest safety and efficiency standards. Their involvement strengthens the project's foundation and aligns with Eco Wave Power’s commitment to delivering a cutting-edge and sustainable wave energy solution.

“This milestone underscores our commitment to delivering a robust and scalable wave energy solution in Portugal,” said Inna Braverman, CEO of Eco Wave Power. “By addressing critical infrastructure requirements and working with top-tier engineering experts, like MOQ, we are looking forward to a smooth installation process and setting the foundation for successful energy generation from ocean waves.”

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totaling over 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Learn more at www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the aims of the project in generating sustainable electricity; that the Porto project is expected to be finalized during 2026; the prospective opening of “The Gallery” and preparations made in anticipation of it; the next phase of the projection concerning production and deployment of its wave energy technology; the aims of the project concerning Portugal’s renewable energy strategy; the Company’s belief that BIM’s involvement strengthens the project’s foundation and aligns with its commitment to delivering a technologically advanced and sustainable solution; the belief that the inception of the project in Portugal underscores the Company’s commitment to delivering a robust and scalable wave energy solution in Portugal; that it is looking forward to a smooth installation process for the project; and that it is setting the foundation for successful energy generation from ocean waves. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.